
03057371



ARRIS

Innovations in Broadband®

2002 ANNUAL REPORT





Robert J. Stanzione,
President & CEO, ARRIS Group Inc.

ARRIS ended 2002 in great financial shape despite a weakening economy, a down year for telecom in general, and a vulnerable geopolitical climate. The Company shed several under-performing assets, outsourced its manufacturing operations, solidified its presence as the world leader in cable telephony and made significant inroads into the next generation high-speed data market.

By year end, we reduced our convertible debt by approximately 80% to approximately $24 million, generated $117 million in operating cash flow and posted significantly increased earnings and operating margins. We look forward to improving results in 2003 and 2004, as the world economy and the telecommunications industry return to better times.

Our Cornerstone® cable telephony business showed sustained growth and we ended the year shipping 50% more Host Digital Terminals (HDTs) than in 2001. There now is enough HDT capacity to serve over 16 million lines worldwide, but just 25% of that capacity is currently being used by our customers–a sign of strong telephony revenue potential for the future. Cox Communications, the industry's telephony leader, renewed its telephony technology purchasing agreement with us for another 5 years. Not only is Cox deploying ARRIS cable telephony equipment in all ten of its existing circuit switched markets, but it has also granted ARRIS exclusivity for outdoor Embedded Multimedia Terminal Adaptors (E-MTA) for future Voice over Internet Protocol (VoIP) applications.

Industry analysts rank voice as the fastest-growing new revenue segment for multiple system cable operators (MSOs). By the end of 2005, combined MSOs are expected to generate over $6.5 billion from cable telephony. Not only does cable telephony result in substantial new revenues and higher operating profit margins, it also greatly reduces churn and improves customer satisfaction. It is a key component of the well-documented successful triple play of video, voice and data.

In addition to maintaining a leadership role in global circuit switched cable telephony -- ARRIS has over a 60% market share worldwide -- the Company also charted significant wins in the next generation of cable telephony. Both Comcast and Charter, as well as several smaller MSOs and utility companies, are now conducting ARRIS Telephony over Internet Protocol (ToIP™) trials, with deployments scheduled during 2003. ToIP is the ARRIS unique and market-tested, carrier-grade implementation of PacketCable™ VoIP. Whether a provider chooses circuit switched voice, VoIP, or plans an eventual migration from one to the other, ARRIS remains the number one global provider of technology and integration in this increasingly important new revenue source to operators.

Despite the temporary slowdown in voice subscriber activation at Comcast following its merger with AT&T, we received several large orders in 2002 from Comcast for the Cadant® C4™ cable modem termination systems (CMTS) and Touchstone E-MTAs, for both voice and tiered data delivery. We are currently Comcast's primary next generation CMTS vendor. Additionally, we continued to provide other existing clients like J-COM (Japan), UGC, VTR, Cabovisão and Insight with voice and data products. These market successes owe much to the January 2002 acquisition of Cadant, whose CMTS is the industry's densest, carrier-grade, wire speed CMTS – able to deliver high speed tiered data and telephony over a single platform.

Another focus of our efforts in 2002 was in expanding our customer base, both domestically and internationally. The year saw us add a significant number of new accounts, both in our traditional area of strength – cable – and also among city metro carriers, utility companies and Tier 2 and 3 telecommunications providers. The Cadant C4 CMTS and our Touchstone™ data and telephony modems fit well with next-generation carriers who have begun competing with entrenched providers. Additionally, we are well positioned to acquire substantial new business from several familiar names that are rejoining the North American cable ranks, like Bresnan Communications, Classic Communications and the restructured Adelphia Communications.

The demand for high-speed data and primary line voice is growing in the rest of the world as well. Our Euro-DOCSIS certified and qualified product line, unequalled voice expertise and investment in technology research and development, have helped us maintain our status as one of the top equipment providers and system integrators to telecom service providers outside of North America.

A major contributing factor to the Company's successful inroads into the data business is our success in achieving standards certification from CableLabs® in North America and tComLabs in Europe. The DOCSIS™ and Euro-DOCSIS standards are the must-have, final approval that makes ARRIS supremely well-positioned to lead in next generation services like Voice over IP, tiered data service based on PacketCable specifications and eventually, enhanced video services over IP.

The success with CableLabs certification and with the global deployment of our multiple product lines is due to the people of ARRIS – their dedication, experience and teamwork are integral to our continued growth. We continue to invest in our world-class research and development facilities. In Atlanta, the Company operates a lab facility equivalent to a mid-sized cable system where advanced voice and data products are tested for interoperability at a scale that emulates real-life system deployment. This testing guarantees that ARRIS products perform at their peak and at scale upon initial deployment. Additionally, ARRIS maintains a modem-scaling lab in Atlanta that is capable of running 32,000 modems simultaneously. Such an expansive network test facility offers customers validation of the Cadant C4 CMTS platform's ability to support, at scale, a full load of our and other manufacturers' modem products, across an entire network.

While we spent a large part of 2002 shaping and growing the new ARRIS out of ANTEC and Arris Interactive, (the joint venture between ANTEC and Nortel Networks), our other major business unit, TeleWire Supply®, continued to do well. Built on 50 years of expertise, TeleWire products form essential parts of thousands of cable systems and hold the largest market share of any infrastructure supplier worldwide. And while it is true that MSO 2003 capex associated with new construction has diminished, we do expect growth and new business in two other areas that come with system maturation: advanced services deployment and plant maintenance. Specifically, we anticipate the resumption of rebuild activity in Comcast and Adelphia systems and the increasing maintenance of the vast cable plant rebuild cycle that began seven years ago.

CONSOLIDATED REVENUE

Including Revenue from Discontinued Operations


Supplies & Services 14%
Broadband 62%
Transmission, Optical & OSP 24%

Excluding Revenue from Discontinued Operations


Supplies & Services 31%
Broadband 69%

The demand for enhanced broadband services continues to outpace deployment. During the past year, ARRIS entered into a number of strategic sales partnerships with best-in-class solutions like the Atoga™* Optical Application Router family of metro DWDM platforms, the Net2Phone hosted ToIP solution and the Alopa MetaServ™ solution of OSS/provisioning suites, to meet that broadband demand.

While strategically expanding the ARRIS portfolio, the Company also sold off several product lines ancillary to its core business. In the second quarter, we sold the Keptel product line, which primarily served wireline telecom carriers, and in the fourth quarter, we closed our Andover facility and sold off the Actives product line. These transactions, coupled with the earlier decision to close down our manufacturing plants and outsource component production, resulted in a large reduction in overhead, enabling us to pay down a substantial portion of our outstanding debt and reduce our breakeven point. Unfortunately, these actions also resulted in a significant reduction in personnel. While they were difficult choices to make, they were neccessary for the continued success of the Company and also helped sharpen the focus on our Broadband and Supply and Services products.

NET INVENTORY AT DECEMBER 31


($M)
200
175
150
125
100
75
50
25
0
$163.3
$137.1
$104.2
2000
2001
2002

In conclusion, we came out of 2002 leaner, financially stronger and more focused than ever. We were able to adapt quickly to market conditions and take the necessary steps to ensure supply chain responsiveness and re-fashion ourselves as a broadband local access provider and cable infrastructure leader. As world markets and the geopolitical situation improve, ARRIS is in an excellent position to increase its market-leading circuit switched voice business, transition existing and new customers to Voice over IP telephony, become a leader in supplying next generation high-speed data services, strengthen our Supplies and Services distribution channel and expand our products and services portfolio. ARRIS continues to be the world leader in broadband access solutions that enable the delivery of converged video, voice and data services over HFC networks.

Sincerely,



Robert J. Stanzione
President and CEO,
ARRIS Group, Inc.

* ARRIS subsequently acquired Atoga on March 21, 2003.

JANUARY

- △ ARRIS completes Cadant acquisition

FEBRUARY

- △ ARRIS customer Cabovisão produces record deployment of voice services in Portugal

MARCH

- △ Altrio signs on for voice and data solutions

APRIL

- △ Comcast selects Cadant® C4™ for ToIP™ deployment
- △ Cadant C4 and Touchstone™ Telephony Modem receive DOCSIS™ 1.1 approval
- △ Adelphia buys Cadant C4 CMTSs
- △ Grande Communications buys Cadant C4 CMTSs
- △ France Telecom selects Cadant C4 CMTSs
- △ ARRIS sells Keptel product line

MAY

- △ ARRIS completes interoperability testing of PacketCable™ end-to-end ToIP solution
- △ VisionWorks network management system introduced

JUNE

- △ Technical Advisory Board formed to advise on Technology Evolution
- △ Global Access FTTx over HFC business solution debuts
- △ ARRIS TeleWire Supply® Integrated Digital Drop System passes first carrier-grade testing
- △ Capella selected to distribute ARRIS products in Canada
- △ ARRIS CMTS wins second DOCSIS 1.1 qualification
- △ Comcast deploys ARRIS CMTSs in Philadelphia VoIP trials

JULY

- △ Cadant C4 CMTS is the first CMTS to achieve Euro-DOCSIS 1.1 qualification

AUGUST

- △ New Touchstone Cable Modem CM 300 debuts
- △ Two-line Touchstone Telephony Port debuts
- △ Cornerstone® CMTS 1500 and Touchstone Telephony Modem achieve Euro-DOCSIS 1.1 approval
- △ Comcast adds Touchstone Telephony Modems to Philadelphia VoIP trials

SEPTEMBER

- △ United GlobalCom signs 3-year $100 million global purchasing agreement with ARRIS
- △ ARRIS begins reseller agreement with Atoga Systems OAR metro transport systems
- △ New Touchstone Telephony Modems added to product line
- △ Touchstone CM300 cable modem awarded DOCSIS 1.1 certification
- △ ARRIS enters into reseller agreement with OSS/Provisioning system provider Alopa

OCTOBER

- △ Darien Telephone deploys ARRIS voice and data solutions and Alopa OSS

NOVEMBER

- △ Atoga completes successful VOD interop testing with SeaChange and Concurrent
- △ Cox commits circuit switched voice business to ARRIS for additional 5 years, outdoor E-MTA granted exclusivity in all Cox voice markets
- △ VTR of Chile selects Cadant C4 CMTS for voice and data deployment
- △ Comcast selects ARRIS as preferred data vendor
- △ Actives product line sold to Scientific-Atlanta
- △ DOCSIS 2.0-based cable modem debuts

DECEMBER

- △ New version of Cadant C4 CMTS debuts
- △ ARRIS and Net2Phone sign agreement to offer hosted ToIP services
- △ Touchstone Telephony Modem 202B awarded MTA PacketCable 1.0 certification
- △ New versions of Touchstone telephony and cable modems announced

2002 FINANCIAL HIGHLIGHTS

	For the Years Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Net sales (includes sales to Nortel Networks of $3.2 million, $23.4 million and $1.6 million for the years ended December 31, 2002, 2001, and 2000, respectively	$651,883	$628,323	$749,972
Cost of sales	425,231	479,663	624,720
Gross profit	226,652	148,660	125,252
Operating expenses:			
Selling, general, administrative and development expenses	200,574	129,743	86,721
In-process R&D write-off	-	18,800	-
Restructuring and impairment charges	7,113	11,602	-
Impairment of goodwill	70,209	-	-
Amortization of goodwill	-	3,256	3,300
Amortization of intangibles	34,494	7,012	-
	312,390	170,413	90,021
Operating income (loss)	(85,738)	(21,753)	35,231
Other expense (income):			
Interest expense	8,383	11,068	12,184
Membership interest	10,409	4,110	-
Loss on debt retirement	7,302	1,853	-
Loss on investments	14,894	767	773
(Gain) loss on foreign currency	(5,739)	(10)	125
Other expense (income), net	226	8,130	(1,396)
Income (loss) from continuing operations before income tax expense	(121,213)	(47,671)	23,545
Income tax expense (benefit)	(6,800)	35,588	9,622
Net income (loss) from continuing operations	(114,413)	(83,259)	13,923
Discontinued Operations:			
Income (loss) from discontinued operations (including a net loss on disposals of $4.0 million for the year ended December 31, 2002)	(18,794)	(92,441)	11,409
Income tax expense (benefit)	-	(7,969)	4,663
Income (loss) from discontinued operations	(18,794)	(84,472)	6,746
Net income (loss) before cumulative effect of an accounting change	(133,207)	(167,731)	20,669
Cumulative effect of an accounting change – goodwill	57,960	-	-
Net (loss) income	$(191,167)	$(167,731)	$20,669
Net income (loss) per common share:			
Basic:			
Income (loss) from continuing operations	$ (1.40)	$ (1.55)	$ 0.37
Income (loss) from discontinued operations	(0.23)	(1.58)	0.18
Cumulative effect of an accounting change	(0.71)	-	-
Net income (loss)	$ (2.33)	$ (3.13)	$ 0.54
Diluted:			
Income (loss) from continuing operations	$ (1.40)	$ (1.55)	$ 0.35
Income (loss) from discontinued operations	(0.23)	(1.58)	0.17
Cumulative effect of an accounting change	(0.71)	-	-
Net income (loss)	$ (2.33)	$ (3.13)	$ 0.52
Weighted average common shares:			
Basic	81,934	53,624	37,965
Diluted	81,934	53,624	39,571


CASH AT DECEMBER 31
($M)
125
100
75
50
25
0
$8.8
$5.3
$98.4
2000
2001
2002


CASH FLOW FROM OPERATIONS
FOR THE YEAR ENDED DECEMBER 31
($M)
125
100
75
50
25
0
$4.7
$111.5
$117.4
2000
2001
2002


TOTAL DEBT* AT DECEMBER 31
Revolver
Convertible Subordinated Notes
($M)
250
200
150
100
50
0
$204.0
$89.0
$115.0
$115.0
$ 23.9
2000
2001
2002
*Excludes Nortel membership interest

Cash generated throughout 2002 was used to pay down outstanding debt and strengthen our balance sheet.


James D. Lakin, President ARRIS Broadband

The year 2002 was a critical year in the growth of the ARRIS Broadband products. It further established the Company as the undisputed world leader in cable telephony and, with the acquisition of Cadant in January, ARRIS made significant strides toward becoming one of the industry's leading providers of next generation high-speed data provisioning equipment.

The Company's circuit switched Cornerstone® voice product line surpassed 60% of market share, delivering over 3.5 million lines worldwide. The Touchstone™ voice product line resoundingly established itself as the leading brand for innovative, standards compliant IP based subscriber premise equipment and the Cadant® C4™ Cable Modem Termination System (CMTS) drew rave reviews as the highest density, wire-speed and carrier-grade CMTS on the market.

Capable of delivering advanced voice and high speed data services simultaneously, the Cadant C4 CMTS and the Touchstone™ line of Embedded-Multimedia Terminal Adaptors (E-MTAs) were the first to achieve both DOCSIS™ and Euro-DOCSIS 1.1 approval. The year 2002 also saw the Company reestablish itself in the cable modem business. To this accomplishment, we added a variety of home networking features based on the CableLabs® CableHome™ initiative and took on a strategic partnership with OSS/Provisioning/Element Management specialists Alopa.

PRODUCTS

- Cornerstone®
- Cadant®
- Touchstone™
- Atoga™

SERVICES

- Global Deployment
- Technical Support
- Customer Training
- Engineering, Installation & Commissioning
- Return and Repair
- Network System Design

Looking ahead, ARRIS will continue as the number one provider of circuit switched voice and the Company with the most experience and best-in-class solution for Telephony over IP (ToIP™ – the unique ARRIS carrier-grade version of VoIP). On the data side, ARRIS is exceptionally well-positioned as a next generation, tiered high speed data solutions provider. Further ahead, the Company has begun significant research and development in a variety of technologies designed to deliver future applications like DOCSIS-based video over IP.

VOICE

ARRIS continues to be the undisputed world leader in cable telephony. Its Cornerstone line of circuit switched telephony products owns over 60% world market share with over 3.5 million lines deployed. Even in a market as mature as circuit switched voice, ARRIS confounded those who had predicted a slowdown. In addition to augmenting capacity to its existing customer base during 2002, ARRIS signed a 5-year extension with cable telephony leader Cox Communications and scored significant new business with Japanese MSO J-COM and Portuguese MSO Cabovisão.

While the circuit switched market continued to boost the Company's bottom line, its Touchstone line of IP-based subscriber premises equipment, which includes Touchstone Telephony Modems and Touchstone Telephony Ports, has rapidly established itself as the leading brands of indoor and outdoor E-MTAs among North American MSOs. Launched at the end of 2001, the Touchstone Telephony Modem 102A was the world's first DOCSIS 1.1 E-MTA and, during 2002, the line was expanded to include a design for the European market, along with built-in battery back-up versions for both markets–critical for operators wishing to provide primary line telephony competition to ILECs. Along with the success of the Touchstone Telephony Modem, ARRIS responded early to MSO demands for an

Everything IP...everywhere


Touchstone™
Telephony Modem 202

outdoor unit that would save them from having to enter a customer's home to deploy voice service. These units, the Touchstone Telephony Ports, were produced in 2-line and 4-line models. Like their indoor counterparts, the Touchstone Telephony modems, both indoor and outdoor units are E-MTAs, capable of delivering voice and data simultaneously.

Later in the year, the second generation of the Touchstone Telephony Modem was introduced. Smaller in design and with extended battery life, the Touchstone Telephony Modem 202D was the world's first E-MTA with an integrated battery to achieve DOCSIS 1.1 and PacketCable™ 1.1 certification.

The combination of DOCSIS 1.1 certified Touchstone Telephony Modems and Ports with the DOCSIS 1.1 qualified Cadant C4 CMTS has proven compelling enough for MSOs like Comcast and Charter to choose ARRIS as their VoIP provider first in field trials, and now, in deployments. Additionally, a growing number of local utility companies have chosen the ARRIS VoIP solution to add high speed data to their existing voice operations serving their localities. On a separate but parallel track, and in an effort to speed up the deployment of VoIP, ARRIS entered into a partnership with hosted VoIP provider Net2Phone, which has been selected by Liberty Cable of Puerto Rico for 2003 deployment.

DATA

The same Cadant C4 CMTS and Touchstone Modems and Ports that have achieved such success in the voice market also deliver carrier-grade high speed data. Indeed, many of the MSOs that originally selected the ARRIS voice combination for their high speed data needs, are now adding IP voice deployment plans to their list of customer service offerings. The market-leading Cadant C4 CMTSs characteristics of wire-speed throughput and routing, carrier grade performance, and fully redundant five 9s quality of service uniquely qualify ARRIS high speed data solutions for operators wishing to provide tiered data service to their customers.

During 2002, the Company debuted its line of Touchstone cable modems for high-speed data applications. The Cable Modem 300A achieved DOCSIS 1.1 certification and raised the bar by offering outstanding performance in an attractive, compact design. The Touchstone CM300 has demonstrated superior data throughput over a wider range of packet sizes than the competition. Also, it has received praise from MSOs for the quick registration time. Consumers love the product because of its small size, flexible positioning, simple home networking capability and overall fast, reliable performance. The line was expanded to include both international DOCSIS and Euro-DOCSIS versions. At the end of 2002, the Touchstone Cable Modem 450 was announced. This model carries forward the popular features found in the Touchstone line in a DOCSIS/Euro-DOCSIS 2.0 based product. The first version, the CM450A, is now available and had just received DOCSIS 2.0 certification as this report was being written.

Later in the year, several enhancements were added to the Cadant C4 CMTS to increase its functionality and respond to more demanding customer requirements. These enhancements included system control-complex redundancy, the addition of Layer 3 routing protocols and Gigabit Ethernet network interface modules. This resulted in receiving Euro-DOCSIS 1.1 qualification and twice being re-qualified by CableLabs for enhanced product releases. Additionally, a network


Touchstone
CM300

management product companion was added during 2002 – the Cadant G2 IMS® Intelligent Management System. This product added service and performance monitoring capabilities of DOCSIS 1.1 cable modems and PacketCable voice E-MTAs to networks using the Cadant C4 CMTS. Around the world, ARRIS high speed data customers read like a Who's Who of market-leading telecommunications companies. Comcast, Cox, Charter, United GlobalCom, VTR, J-COM, France Telecom, Adelphia, GCI and Cabovisão, among others, are all using ARRIS solutions and ordering more units.



Cadant C4
CMTS

THE FUTURE

ARRIS is exploring several areas of technology that may provide many growth and revenue opportunities in the future. Three different but complementary initiatives are currently underway inside our technology groups.

One effort will capitalize on existing products by adding new features to further enhance the operational capabilities of the current ARRIS customer base. These new features will concentrate on higher throughputs and more manageability for the Cadant C4 CMTS, the Cornerstone CBR voice platform, and the customer premises equipment (cable modems and E-MTAs).

A second effort will use the existing carrier-class CMTS system as an expandable platform on which ARRIS can build entirely new product lines. These new product lines will have the capability to address a broad array of new markets, such as the IP Video and VOD markets. These new products may permit service providers to offer true individualized, multimedia content to match the unique demands of each subscriber. ARRIS plans on embracing the next generation video and audio compression technologies to make delivery of high quality video over HFC plant both cost effective and highly scaleable. Delivery of "triple-play" services using the DOCSIS platform will not only lower the future product cost, but will allow operators to collapse today's multiple, non-compatible networks into one, significantly saving on-going operational expenditures. A good example of this kind of cost-saving initiative is the ARRIS asset acquisition of the Atoga Systems multiservice optical transport platform in 2003.

The third effort will look at entirely new developments such as the home networking space, the wireless market, the DSL market, and the satellite data market. By combining all three of these efforts, ARRIS is positioning itself to be a true technology leader as the world moves toward the convergence of data, voice, and video services.



Touchstone
CM450

ARRIS has achieved industry wide recognition for its capabilities as a vendor with the facilities and expertise to integrate VoIP solutions and test solutions at scale. During 2002, ARRIS performed over 15 extended VoIP interoperability tests with 10 different call servers and 7 different gateways at its Interoperability Lab in Atlanta, GA. Additionally, 58 unique solutions were created which were used in 42 high speed data and VoIP trials and deployments worldwide. Of those, 64% were for VoIP and 57% were conducted for international customers.



Cable Modem Scaling Lab
Atlanta, GA

Also during 2002, ARRIS created the Integrated Solutions Testing Service to manage the vast array of combinations and permutations of network elements that comprise a deployable solution. This concept for configuration management and solution assurance was introduced to all customers to illustrate the complexity of multi-vendor standards-based solutions and the necessity of tracking software and hardware vintages.

Throughout the year, ARRIS continued to expand its expertise and lab infrastructure to be able to integrate and test complex solutions. The dedicated VoIP verification lab was expanded for more E-MTAs, the modem scaling lab was expanded to over 8,000 modems in continuous operation with the goal of a final total of 32,000 in continuous operation to be achieved by Q2 2003.



Development Lab (CO/VO)
Atlanta, GA



Cable Plant Scaling Lab
Atlanta, GA

Testing VoIP solutions to scale using elements from multiple vendors is critical, since customers worldwide depend on ARRIS to deliver products and integrated solutions that work in the field, at scale, to the specifications that were promised at the time of purchase.



Robert Puccini,
President ARRIS TeleWire Supply

It is often said that suppliers of plant construction products are the "barometers" of our industry. Historically, this has proven to be true. Our sector was the first to experience growth in 1998 as broadband operators prepared their systems for deployment of advanced services and it also foreshadowed the downturn that began in 2000.

Today, our business reflects what industry analysts predicted—soft construction spending for plant rebuilds and an increased emphasis on service activations and plant maintenance. While these dynamics are different than those we enjoyed just a few years ago, they present many opportunities for ARRIS Supplies and Services—and we are in a strong position to service these new demands.

We expect plant rebuilds to continue with Comcast, our largest customer, and to a more limited extent, our other MSO and major independent customers. While rebuilds and upgrades provide the larger opportunities, the shift to plant maintenance represents desirable long-term business that is fueled by the need to keep the plant operating at optimum levels.



Telephony Equipment

Drop and premises upgrades are often required as our customers prepare their subscribers' homes for activation of enhanced services. This bodes particularly well for Supplies and Services as several of our leading proprietary products reside in this mix, including our Digicon® connectors, Regal® house passives, MONARCH™ installation hardware and various cable and connectivity devices that are needed for the home.



Regal®
Digital Drop Splitters

Enhanced services place new demands on the subscriber drop, and reliability of these components will be critical to our customers. Our Integrated Digital Drop System (IDDS) promotes the use of quality, high-performance products in this portion of the network where most trouble calls originate. An IDDS system, comprised of our proprietary drop products, was subjected to carrier-grade testing in an ARRIS lab earlier in the year and met or exceeded all requirements.

IDDS performed flawlessly during the sixteen week interval as 30,000 call attempts were placed on the system with no failures. No noise was introduced onto the carrier path by IDDS components and no measurable degradation of voice or RF performance was detected. IDDS also passed 56K V.90 modem testing with full V.90 specification compliance. ARRIS now provides a transport system and infrastructure that can truly be considered a comprehensive carrier-class solution.



Digicon®
Connectors


MONARCH
G 624
MONARCH™
Installation Hardware

The shift from construction spending to plant maintenance naturally places focus on operational expenses. Like most businesses, our customers are challenged with taking costs out of their operations without sacrificing quality or service levels. Often, it is incumbent on the supplier community to provide creative product and supply chain solutions to help customers maximize their operating capital.

In our current competitive climate, companies that provide the most value with products, processes and services, while doing so with efficient internal processes, will thrive. We are continuing efforts to streamline our operations to maintain a competitive position in the market. Additionally, we continue to improve on our various methods of customer contact and communication with enhanced electronic interfaces, internet-based marketing tools, customer extranets and improved supply chain management resources and services. We are also improving existing products and developing new products to create labor and inventory efficiencies for our customers.

Providing product solutions and services for plant construction and maintenance is the ARRIS Supplies and Services core strength and heritage. The business is anchored by our established distribution network, strategically located fulfillment centers and advanced logistics systems that enable us to provide the products and services our customers need, where and when they need them. It is maintained by a broad inventory of our proprietary products as well as those manufactured by our valued partners. And, it is driven every day by employees who are uncompromisingly committed to the highest level of customer service and the future of the broadband industry. Despite constant change, these are the factors that have contributed to our success and stability for more than 50 years.

VALUE ADDED SERVICES

- ▲ Just-in-Time Management
- ▲ Product Kits and Packages
- ▲ Electronic Data Interchange (EDI) and Electronic Funds Transfer (EFT)
- ▲ Supply Chain Management
- ▲ Convenient Packaging and Bar Coding
- ▲ Cable Assembly
- ▲ Value-added Inventory Assessment
- ▲ Auto Replenishment Management
- ▲ Dedicated Inventories
- ▲ Contract Development and Manufacturing Resources
- ▲ Customer Packaging
- ▲ Reporting


MONARCH™
Pedestals

Satisfaction is *always* in stock™

The slowdown in capital expenditures by cable systems that was evident in North America was also present throughout the rest of the world. Aside from a handful of isolated markets, the economic factors at play throughout Latin America, Asia and most of Europe contributed to year-end revenues that were below expectations. Nonetheless, ARRIS continued to make inroads in certain markets where cable operators were more entrenched, most notably with its voice and data service enabling technolgies.

Additionally, the turn around of several key pan-European MSOs, like UPC and other Liberty Media-affiliated companies, gave encouraging signs of a healthier industry to come in 2003 and beyond. Specifically, the Company continues to enjoy success with its established customer base in countries like Chile, The Netherlands, Spain, Portugal, Austria, France and Japan, where cable MSOs are either expanding their current circuit-switched voice offerings or migrating toward VoIP. Additionally, these customers continue to use ARRIS CMTSs and modems to offer high-speed data to a steadily increasing customer base.

With the world comprised of so many disparate markets, with different technologies dominant by region, several ARRIS offerings that were ancillary to its core voice and data-enabling products, began to achieve traction during 2002. These include the hosted ToIP™ solution of Net2Phone and ARRIS equipment, and the ARRIS/Atoga™ metro transport optical applications platform, which, when used with the Cadant® C4™ CMTS, offers drastically more economical solutions to operators wishing to reduce the number of networks they need in order to provide combined voice, video and data solutions.

Additionally, during 2002, ARRIS continued to support and expand its base of Value Added Resellers (VARs). These companies enjoyed considerable success in bringing in new accounts in several European countries, as well as servicing local accounts with voice and data product upgrades. Finally, the Company transferred its European Sales headquarters to Barcelona, while retaining its Amsterdam offices as a technical services and operations facility.



ARRIS Euro-DOCSIS 1.1 Qualified CMTSs

CREATING VALUE IN THE HFC NETWORK

SERVICES

ARRIS Services help successfully accelerate the operator's planning processes and deployments using extensive field experience with HFC network operators around the world. The ARRIS testing service provides customers with fully integrated ToIP and high speed data solutions that have been verified for interoperability and performance.

- Integrated Solutions Testing Service
- Global Deployment Services
- Customer Training
- Technical Support
- Supply Chain Management Services
- Network System Design
- Return and Repair Services
- Project Planning and Management Services

PLANT

ARRIS has a broad range of flexible plant solutions for a variety of network architectures. Operators are able to deploy reliable solutions, which reduce problems caused by inferior infrastructure components that degrade the quality of voice and data services.

- MONARCH™ – Pedestals, Vaults, Duct, PVC pipe, Aerial Installation Hardware
- Regal® Taps and Line Passives

OSS

Operational Support Systems (OSS) solutions automatically provision subscribers, provide element management from a single console and provide information on key network elements.

- Alopa MetaServ™ for auto provisioning CMTS and subscriber premises equipment
- Cadant® G2 IMS® provisioning of Cadant C4™ CMTS
- Ceon™ Integration and Provisioning Suite with event-based provisioning capabilities
- Billing systems integration

HEADEND

ARRIS provides flexible and robust solutions for the Headend or Central Office that are designed to fit different network and applications requirements. ARRIS solutions are designed for operators of all sizes, offering a wide array of services to subscribers, working with new or existing networks while meeting scaleability and performance requirements.

- DOCSIS™ 1.1 qualified CMTS solutions for Telephony over IP (ToIP™) applications for any size deployment with the Cadant C4 CMTS and Cornerstone® CMTS 1500 units
- Industry leader in Constant Bit Rate (CBR) Telephony with Cornerstone Converged Host Terminals for circuit switched networks
- Digicon® BNC Connectors promoting ease of installation and optimal connectivity with one piece, single-compression design



IP Network
Back Office Systems
Audio Server
Call Management Server (CMS)
Other Packet Cable Elements
Signaling System #7 (SS7)
Multi Frequency Signaling (MFS)
Media Gateway (MG)
Media Gateway (MG)
Signaling System #7 (SS7)
Signaling Transfer Point (STP)
Local Exchange Carrier (LEC)
Inter-exchange Carrier (IXC)
Operator Network
Managed IP Backbone Network
Switch Router
Provider Core Switch/ Router
Cable Modem Termination System (CMTS)
IP over HFC
DOCSIS/ EuroDOCSIS 1.1
Network Controlled Signalling (NCS)
Touchstone Telephony Modems
Touchstone Telephony Port
Subscriber Premises

SUBSCRIBER PREMISES

ARRIS has long been a leader in providing quality residential and business solutions for a superior subscriber telephony experience in all climates and network configurations. We continue that leadership with DOCSIS 1.1 certified solutions.

- Touchstone™ Telephony Ports and Telephony Modems and Cornerstone Voice Port™ NIUs
- Cornerstone MAX 24 subscriber equipment
- Regal Digital House Passives
- Digicon Premium Drop Connectors
- MONARCH Drop Hardware and Grounding Products
- Integrated Digital Drop System (IDDS) for superior performance

BOARD OF DIRECTORS

Alex B. Best, Director
Harry L. Bosco, Director, President & CEO of OpNext
John Ian Craig, Director
Randy K. Dodd, Director, President, Sales – IXC Regional Accounts, Nortel Networks
John M. Egan, Director, Chairman of the Board, ARRIS Group, Inc. *
James L. Faust, Director, CEO, Optinel Systems, Inc. *
Matthew B. Kearney, Director
William H. Lambert, Director
John R. Petty, Director, Chairman TecSec, Inc.
Larry Romrell, Director, Liberty Media Board of Directors
Robert J. Stanzione, Director, President and CEO, ARRIS Group, Inc. **
Bruce Van Wagner, Director, Private Investor and former ARRIS Group, Inc. Chairman *

CORPORATE OFFICERS

John M. Egan, Chairman *
Robert J. Stanzione, President and CEO, ARRIS Group, Inc. **
Lawrence A. Margolis, Executive Vice President, CFO and Secretary
Gordon E. Halverson, Executive Vice President, Domestic Sales
David B. Potts, Senior Vice President of Finance, Chief Information Officer
Leonard E. Travis, Vice President and Controller
Marc S. Geraci, Treasurer

OTHER PRINCIPAL OFFICERS

Ronald M. Coppock, President, ARRIS International
Bryant K. Isaacs, President, New Business Ventures
James D. Lakin, President, ARRIS Broadband
Robert Puccini, President, ARRIS TeleWire Supply

* Not standing for re-election at the shareholders meeting to be held on May 22, 2003.
** Effective with the May 22, 2003 shareholders meeting, Mr. Stanzione will assume the title of Chairman, President and CEO.

STOCK PRICE AND SHAREHOLDER DATA

ARRIS stock prices
2001 and 2002

	High	Low
2001		
First Quarter	$14.38	$ 6.63
Second Quarter	$15.76	$ 5.25
Third Quarter	$13.59	$ 2.68
Fourth Quarter	$11.65	$ 3.18
2002		
First Quarter	$10.70	$ 7.71
Second Quarter	$ 9.90	$ 3.13
Third Quarter	$ 5.10	$ 3.04
Fourth Quarter	$ 4.09	$ 1.50

DOMESTIC

ARRIS Corporate Office
11450 Technology Circle
Duluth, GA 30097
P: 678-473-2000
F: 678-473-8182

ARRIS Broadband
3871 Lakefield Drive Suite 300
Suwanee, GA 30024
P: 800-469-6569 (in US)
P: 770-622-8400
F: 770-622-8770

ARRIS
10th Floor
1150 First Ave.
King of Prussia, PA 19406
P: 610-205-3131
F: 610-962-9310

ARRIS TeleWire Supply
9800 E. Geddes Ave.
Englewood, CO 80112
P: 720-895-7000
P: 888-353-9473
F: 720-895-7106

ARRIS
4343 Commerce Court
Lisle, IL 60532
P: 630-281-3000
F: 630-955-9870

ARRIS
49026 Milmont Dr.
Fremont, CA 94538
P: 510-687-9700
F: 510-687-9710

INTERNATIONAL

European Headquarters
Northern European Sales
ARRIS International
Cessnalaan 55
1119 NK Schiphol-Rijk
The Netherlands
P: +31-20-354-8000
F: +31-20-354-8001

Southern European Sales
ARRIS International Iberia
C/Bergueda Nº1, Planta, 2
Oficina 3A
Parque De Negocios "Mas Blau 1"
El Prat De Llobregat 08820
Barcelona, Spain
P: +34-93-378-9140
F: +34-93-378-9147

International Marketing
ARRIS International
P.O. Box 336
Feltham, Middlesex
TW13 6WJ UK
P: +44-20-8755-3657
F: +44-20-8755-3659

Asia Pacific Headquarters
ARRIS International Japan K.K.
IOI Sonpo Building 13F
3-25-3, Yoyogi, Shibuya-ku, Tokyo, 151-0053
Japan
P: 81-3-5371-4130
F: 81-3-5371-6118

ARRIS-Caspian
Unit 16
378 Parramatta Road
Homebush, Sydney, NSW, 2140
Australia
P: +61-2-9764-6555
F: +61-2-9764-6566

Latin America Headquarters
ARRIS
Alcantara 200
Piso 6
Los Condes
Santiago, Chile
P: 562-369-5625
F: 562-369-5657

ANTEC S.A
Av. Juan de Garay 840 3 Piso
Of. "E" O "F"
Buenos Aires, Argentina 1153
P: 5411-4300-2333
F: 5411-4300-0083


ARRIS
www.arrisi.com